Exhibit 11.1

Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Page 3, Consolidated Statements of Income for the year ended December 31, 2010, 2009, and 2008, included in this report as Exhibit 13.1.

(Calculation)

Net Income/Weighted average shares of common stock outstanding for the period =    Earnings per share

	December 31,
	2010	2009	2008
Weighted Average Shares Outstanding	1,652,814	1,652,814	1,652,814
Net Income	$2,339,281	$2,304,986	$2,205,511
Per Share Amount	$1.42	$1.39	$1.33